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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PACIFICHEALTH LABORATORIES, INC.

(Name of Issuer)

COMMON STOCK $.0025 PAR VALUE

(Title of Class of Securities)

695113 10 0

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 695113 10 0

1.	Name of Reporting Person: Jemison Investment Co., Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 164,000

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 164,000

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 164,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 2.7%

12.	Type of Reporting Person: CO

13G
CUSIP No. 695113 100

1.	Name of Reporting Person: H. Corbin Day		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Alabama

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 49,700

		6.	Shared Voting Power: 6,000

		7.	Sole Dispositive Power: 49,700

		8.	Shared Dispositive Power: 6,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 55,700

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐ Mr. Day expressly disclaims beneficial ownership of Issuer Shares owned by Jernison Investment Co., Inc.

11.	Percent of Class Represented by Amount in Row (9): 0.9%

12.	Type of Reporting Person: IN

13G

Item 1.
	(a)	Name of Issuer:
PacificHealth Laboratories, Inc.
	(b)	Address of Issuer’s Principal Executive Offices:
1460 Route 9 North Woodbridge, NJ 07095

Item 2.
	(a)	Name of Person Filing:
Jemison Investment Co., Inc., H. Corbin Day
	(b)	Address of Principal Business Office or, if none, Residence:
2001 Park Place Suite 320 Birmingham, Alabama 35203
	(c)	Citizenship:
Jemison Investment Co., Inc. - Delaware, H. Corbin Day - Alabama
	(d)	Title of Class of Securities:
Common Stock, $.0025 par value
	(e)	CUSIP Number:
695113 10 0

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable.
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
Jemison Investment Co., Inc.
	(a)	Amount beneficially owned:
164,000 Shares
	(b)	Percent of class:
2.7%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
164,000 Shares
(ii) Shared power to vote or to direct the vote:
0 Shares
(iii) Sole power to dispose or to direct the disposition of:
164,000 Shares
(iv) Shared power to dispose or to direct the disposition of:
0 Shares
H. Corbin Day
	(a)	Amount beneficially owned:
55,700
	(b)	Percent of class:
0.9%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
49,700 Shares
(ii) Shared power to vote or to direct the vote:
6,000 Shares
(iii) Sole power to dispose or to direct the disposition of:
49,700 Shares
(iv) Shared power to dispose or to direct the disposition of:
6,000 Shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

H. Corbin Day is Chairman of the Board of Jemison Investment Co., Inc. However, Jemison Investment Co., Inc. and Mr. Day disclaim membership in a group, and Mr. Day disclaims beneficial ownership of the shares of Issuer by Jemison Investment Co., Inc.

Item 9.	Notice of Dissolution of Group.

Not applicable

13G

Item 10.	Certification.

By signing below the undersigned corporation and individual each certify that, to the best of our respective knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2003

Jemison Investment Co., Inc.

By:	/s/ J. David Brown III
Name:	J. David Brown III
Title:	Its President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2003

/s/ H. Corbin Day
Name:	H. Corbin Day

EXHIBIT I

AGREEMENT

The undersigned hereby states and agrees that the attached Schedule 13G to be filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, is being filed on behalf of the undersigned.

Date February 13, 2003

/s/ H. Corbin Day
H. Corbin Day